UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON , D.C. 20549

                                  SCHEDULE 13G

                    UNDERTHE SECURITIES EXCHANGE ACT OF 1934

                            MARINE EXPLORATION, INC.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title and Class of Securities)

                                    56824A103
                                    ---------
                                 (CUSIP Number)

                               September 26, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

__       Rule 13d-1 (b)

__       Rule 13d-1 (c)

X        Rule 13d-1 (d)
__

         The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisons of the Act (however, see the Notes).




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CUSIP No. 56824A103

(1) Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only).

     Robert L. Stevens.

(2) Check the Appropriate Box if a Member of a Group (See Instructions).

     (a)

     (b)

(3)  SEC Use Only ____________________________________________________

(4)  Citizenship or Place of Organization:

         USA.

Number of Shares      (5)  Sole Voting Power:                 20,000,000
Beneficially Owned    (6)  Shared Voting Power:               44,794,500
By Each Reporting     (7)  Sole Dispositive Power:            20,000,000
Person with:          (8)  Shared Dispositive Power:          44,794,500

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 42,417,500

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ____.

(11) Percent of Class Represented by Amount in Row (9): 42.3%.

(12) Type of Reporting Person (See Instructions):

     IN

Item 1. Name and Address of Issuer.

        Marine Exploration, Inc.
        535 16th Street, Suite 820,
        Denver, Colorado 80202

Item 2. Name of Person Filing.

         Robert L. Stevens
         535 16th Street, Suite 820, Denver, Colorado 80202
         USA
         Common Stock.
         CUSIP No.         56824A103.

Item 3. If this Statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

     (a)  Amount beneficially owned: 42,417,500
     (b)  Percent of Class: 42.3%
     (c)  Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote: 20,000,000. (ii) Shared power to vote or to direct the vote: 44,794,500. (iii) Sole power to dispose or to direct the disposition of: 20,000,000. (iv) Shared power to dispose or to direct the disposition of: 44,794,500.


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Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Mr. Stevens owns no shares directly. Rather his ownership interests are indirect. The rights to receive directly dividends or the proceeds from the Securities are owned as follows:

        Stevens Family Trust:              20,000,000 Shares
        Hoss Capital, LLC:                 20,800,000 Shares
        Technology Partners, LLC:          23,994,500 Shares

        Mr. Stevens owns a 50% interest in each of Hoss Capital, LLC and Technology Partners, LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent o Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 14, 2008
                                        -----------------
                                             (Date)


                                        /s/ Robert L. Stevens
                                        ---------------------
                                        Robert L. Stevens





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